Exhibit 99.1

Ability Inc.

(“The Company”)

July 11, 2021

To:	The Securities Authority	The Tel Aviv Securities Exchange Ltd.
	www.isa.gov.il	www.tase.co.il

Immediate report on a transaction that does not require the approval of the General Meeting

The Company hereby reports that on July 11, 2021, the Company's Board of Directors, after approval by the Company's Audit Committee, decided to take a loan in accordance with the approval procedures under section 272 (a) of the Companies Law, 1999, from Mr. Anatoly Hurgin, the Company’s CEO and Chairman of Board of Directors. under the conditions set forth below ("The Loan").

The Loan was granted to the Company in a number of payments in the total of approximately $350,000, inter alia, for the payment of salaries to the Company's employees, the Directors and Officers Insurance Policy, payment to legal attorneys representing the Company in legal proceedings, and other payments essential to the Company's ongoing operations. In light of the Company's financial position, the terms of the Loan repayment were not determined.

The following is a summary of the reasons for the Remuneration Committee and the Company's Board of Directors for approving the decision:

1. The Loan will not be linked to any index and will not bear interest;

2. The Company is unable to obtain a loan from third parties, especially in light of the circumstances in which the Loan was granted to the Company by Mr. Anatoly Hurgin;

3. The Loan is essential for the continued operation of the Company;

4. The Lender, Mr. Anatoly Hurgin, does not receive any consideration or benefit in respect of the Loan granted by him to the Company, except for general insurance coverage to which all directors and officers of the Company are entitled to.

In light of the above, the Company’s Audit Committee and Board of Directors believe that accepting the Loan benefits the Company.

Sincerely,

Ability Inc.

Signed by:

Evyatar Cohen, CFO